UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
RadioPublic PBC

Legal status of issuer

 Form
 Public Benefit Corporation, or PBC

 Jurisdiction of Incorporation/Organization
 Delaware

 Date of organization
 May 20, 2015

Physical address of issuer
114 Western Ave, Allston, MA 02134

Website of issuer
http://www.radiopublic.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000.00

Price (or method for determining price)
Arbitrary, $1.00 per unit.

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
September 2, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$841,783	$1,105,295
Cash & Cash Equivalents	$557,724	$800,767
Accounts Receivable	$4,491	$0.00
Short-term Debt	$0	$0
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$1,637,157	$869,574

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 4, 2018

FORM C

Up to $1,070,000.00

RadioPublic PBC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by RadioPublic PBC, a Delaware public benefit corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500	$23,500.00$
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.radiopublic.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 4, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.radiopublic.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

RadioPublic PBC (the "Company") is a Delaware public benefit corporation, formed on May 20, 2015. The Company is located at 114 Western Ave, Allston, MA 02134. The Company's website is http://www.radiopublic.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

RadioPublic is a podcast platform and marketplace helping listeners discover, engage with, and reward the creators of podcasts. We generate revenue through advertising, membership/subscription, marketing services, and ecommerce affiliate revenue.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	Arbitrary, $1.00 per unit.
Minimum investment amount per investor	$50.00
Offering deadline	September 2, 2018
Use of proceeds	See the description of the use of proceeds under the section captioned "Use of Proceeds" on page 20 hereof.
Voting Rights	See the description of the voting rights under the section captioned "Voting and Control" on page 29 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our podcast web and mobile applications is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of podcast, music and audio content, products, and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds in this Offering or from other sources on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment. Absent additional successful fundraising, revenue generation, or undertaking significant spending reductions, the Company expects to run out of cash in the third fiscal quarter of 2018.

The Company has agreed to keep the proceeds of this Offering in an Escrow Account until certain milestones are met.
In an effort to protect participants in this Offering, the Company has agreed to place the proceeds in escrow until the Company has raised gross proceeds of at least $500,000 financing from outside investors in other financings, this Offering, or combination of both fundraising paths. With the proceeds of this Offering inaccessible to the Company until this threshold is met and the escrow is released, the Company may have insufficient capital to operate its current business plan, and your capital, less any transaction fees, will be returned to you.

As a distributor and aggregator of podcasts, our business depends on developing and maintaining trusted and productive relationships with dozens of top podcast publishers and thousands of small-to-midsize podcasters.
As competition increases between consumer-facing podcast platforms there is a risk that publishers may withhold valuable content under exclusive terms with competing companies, adversely affecting our ability to offer consumers access to desirable and popular content. Changes in publishers' business models may also introduce new licensing restrictions and fees which would drive up costs for supplying our index of content.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming, the uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on the co-founding team of CEO Jake Shapiro, Chief Product Officer Matt MacDonald, and Chief Technology Officer Chris Quamme Rhoden. The loss of any member of the founding team could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation could adversely impact our business.
The Internet and mobile entertainment and information industry is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as connected home and car devices. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

Our success depends on consumer access to our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to acquire content increase.
We aggregate media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently acquire, market and distribute podcasts and related content that meet the changing preferences of the broad domestic and international consumer market. We intend to invest substantial amounts in content, eventually including the acquisition and production of original content, before learning the extent to which it would earn consumer acceptance.

We currently obtain all of our content from third parties, such as podcast networks, news publishers, entertainment companies, public media organizations, and independent creators. Competition for popular content is intense, and we may have to introduce and increase licensing and acquisition fees we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) decline in advertising rates as inventory expands and programmatic and dynamic ad-serving technology grow (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; and (iv) new laws and regulations that prohibit or restrict certain types of advertisements. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in listenership for our content.

We rely on agreements with third parties to provide certain services, content, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, content, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, content, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, content, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition

could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability and have an adverse effect on our financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers of the Crowd SAFE issued by the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest and net of certain fees and expenses of the Offering, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary

market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Description of the Business

RadioPublic is a podcast platform and marketplace helping listeners discover, engage with, and reward the creators of podcasts. Our business model anticipates phasing in revenue from advertising, membership/subscription, marketing services, and ecommerce/affiliate.

Business Plan

RadioPublic's mission is to help listeners discover, engage with, and reward creators of stories, podcasts, and other audio. We share public media's educational, artistic, and journalistic mission, and the democratic values of open access to information. We are committed to operating a platform that fairly values creators' work, respects users' privacy and information rights, and benefits all participants.

The global spoken word radio and audio market is ripe for disruption. Driven by inexorable trends of mobile usage, the connected car and home, on-demand media consumption, and broadcast advertising migrating to digital, we believe that podcasting has become media's next growth market. Moreover, we see it as underdeveloped, and believe that major parts of the value chain are up for grabs.

Apple still dominates, but despite being nearly synonymous with podcasting, it has never made podcasting a strategic product priority, nor does it generate any revenue. Apple offers no Android solution, no actionable data, engagement, or monetization for publishers. Google Play, Spotify and Pandora have each added podcasts to their services in the last three years but are similarly challenged by the dominance of their digital music strategies, business models, rights agreements and competitive forces.

Listeners, publishers and brands are increasingly drawn to podcasting's strong growth and value, but face obstacles:

- Beyond word of mouth, how do listeners find high quality content that fits their tastes and interests?
- Platforms don't provide methods to gauge content performance, support business goals, or engage fans directly, so how do podcasters grow and succeed?
- Without verifiable listening data, or interactive calls to action, how do brands tap into podcasting's engaged and growing audience?

RadioPublic is working to address these challenges by creating an intelligent podcast platform that is designed from the ground up to power a new podcast marketplace. Our product is:

- Universal: Frictionless Onboarding Access to all podcasts. No account required. Deep deferred links for seamless sharing on social and web. With one link, listeners can open any episode or feed across platforms.
- Shareable: Web as Funnel to User Acquisition. The first free universal podcast embed, whitelisted on Medium and Wordpress. Listeners discover on the web, "take it to go" with RadioPublic.
- Identifiable: Who is listening and when. RadioPublic tracks activity — listening duration, frequency, day part, location — helping publishers identify listeners who move from being casual, to engaged, to dedicated, across particular shows.
- Engageable: prompt users to take action at the right time. Using our predictive data models, we work with publishers to create targeted Affinity Promotions, inviting listeners to "sign up for our newsletter" or "buy a ticket for this event near you", or "become a Patreon backer."

We leverage a market advantage through strategic partnerships with top publishers, including founding partners and investors PRX, The New York Times, American Public Media, McClatchy, WGBH, and Bose Corporation.

RadioPublic's go-to-market strategy is B2B2C - aligning incentives with publishers who reach the largest audiences and are investing in their own listener growth and engagement.

We offer best-in-class tools for publishers to identify, engage with, and ultimately monetize listening on RadioPublic in ways no other consumer podcast platform currently on the market is designed to achieve.

We are also integrating "one-touch podcasts" into partnerships with connected car/home companies, with an API of podcast channels customized on a per-user basis and personalized over time by consumption patterns.

RadioPublic is planning to approach revenue generation in three primary ways:

1) Enhanced advertising: RadioPublic integrates with leading dynamic ad platforms to provide precise data, tracking, and display opportunities to increases publishers' CPMs.
2) Lead Generation: RadioPublic's Affinity Promotions and Marketing Attribution is able to identify engaged listeners and invites them to publishers' and brands' conversion funnels.
3) Affiliate Revenue: RadioPublic will enable in-app e-commerce tied to podcast mentions, such as books, events, digital goods.

The RadioPublic team is led by media pioneer and founding CEO Jake Shapiro (co-founder of PRX and Matter Ventures), along with veteran tech co-founders Matt MacDonald (Chief Product Officer) and Chris Rhoden (Chief Architect). Working together for the last decade, the RadioPublic founding team are all digital audio industry veterans with unrivaled domain expertise, deep technology product experience, insights and relationships across the creative, advertising, and fan communities of podcasting.

The Company's Products and/or Services

Product / Service	Description	Current Market
RadioPublic iOS app	Podcast listening application for iOS devices	Podcast listeners using iOS devices
RadioPublic Android app	Podcast listening application for Android devices	Podcast listeners using Android devices.
RadioPublic web app	Podcast listening application for web	Web-based podcast listeners
RadioPublic embed player	Embeddable player for including podcast episodes on third party websites	Article pages on Wordpress, medium, and other websites

We are constantly researching, developing and testing new functionality and related services in our products, and anticipate a portion of the proceeds from this Offering supporting this ongoing development.

We make our native applications available through the Apple app and Google play stores, and directly via our website.

Competition

The Company's primary competitors are other podcast aggregators such as Apple's own Podcasts app, and other applications offering consumer access to podcasts.

The markets in which our products are available are highly competitive. Our products compete against similar products of several large and small companies, including well-known global competitors such as Apple and Spotify, both of whom have significantly more resources than we do. As a new entrant we compete by solving for podcaster needs that are unmet by other platforms, including proprietary methods for delivering marketing attribution, listener segmentation and lead generation by affinity, targeted notifications and interactions, and enhanced advertising effectiveness; and by differentiating around key aspects of user experience including discovery, ease of use, performance, and engagement.

Supply Chain and Customer Base

Our principal suppliers are the publishers of podcasts, with a much smaller number of suppliers of curation services. As an aggregator we index tens of thousands of podcast feeds, and have direct partnership relationships with top publishers to provide them with additional marketing, data, and monetization opportunities.

The company has three primary customer segments: listeners of podcasts, publishers of podcasts, and brands trying to reach podcast listeners.

Intellectual Property

Licenses

In April 2016, the Company and PRX entered into a license and collaboration agreement, which, among other things, outlines the collaboration between the parties around joint marketing, data and reporting, certain consulting services, development of original content and licensing of content. In addition, pursuant to this license and collaboration agreement, each party gives the other a right of first refusal on the other's software developments that relates to the subject matter of this agreement. This license and collaboration agreement also outlines the obligations of the parties not to compete in with each other's respective business.

Governmental/Regulatory Approval and Compliance

RadioPublic is subject to the Digital Millennium Copyright Act (DMCA), requiring response to any claims of copyright infringement on the platform.

Litigation

None.

Other

The Company's principal address is 114 Western Ave, Allston, MA 02134. The Company has the following additional mailing address: c/o PRX, Inc., PO Box 382234, Cambridge, MA 02238. The Company conducts business in the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the estimated use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.0%	$1,500	6.0%	$64,200
Legal, Accounting and Form C Preparation Fees	80.0%	$20,000	2.3%	$25,000
General Working Capital	14.0%	$3,500	91.7%	$980,800
Total	**100.0%**	**$25,000**	**100.0%**	**$1,070,000**

The Company has discretion to use the net proceeds of this Offering in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name Kerri Hoffman

> ***All positions and offices held with the Company and date such position(s) was held with start and ending dates*** Director (May 2015 to present)
>
> ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*** Chief Operating Officer, PRX (June 2002 - April 2016) Chief Executive Officer, PRX (April 2016-present). As CEO her primary duties including leading PRX's strategic business development, financing and fundraising, overseeing content and technologies initiatives, major partnerships and investments, and recruiting senior hires.
>
> ***Education*** MA, GIS and International Development Rutgers, The State University of New Jersey-New Brunswick Bachelor of Arts (B.A.) English

Name Bob Mason

> ***All positions and offices held with the Company and date such position(s) was held with start and ending dates*** Director (April 2016 through present)
>
> ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*** Managing Director, Project 11 (May 2014 to present). As Managing Director his duties consist primarily of overseeing the investments of Project 11, including sourcing new investment opportunities, serving as advisor and board member to portfolio companies, and managing relationships with limited partners in funds managed by Project 11.
>
> ***Education*** Worcester Polytechnic Institute BS, Computer Science

Name Jake Shapiro

> ***All positions and offices held with the Company and date such position(s) was held with start and ending dates*** President, Chief Executive Officer, Treasurer and Secretary and Director (April 2016 to present).
>
> ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*** CEO, RadioPublic PBC (April 2016 to present) CEO, PRX, (June 2002 to April 2016)
>
> ***Education*** BA, Harvard University, 1993

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name Jake Shapiro

> ***All positions and offices held with the Company and date such position(s) was held with start and ending dates*** President, Chief Executive Officer, Treasurer and Secretary and Director (April 2016 to present).
>
> ***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*** CEO, RadioPublic PBC (April 2016 to present) CEO, PRX, (June 2002 to April 2016)
>
> ***Education*** BA, Harvard University, 1993

Indemnification

Indemnification is provided by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees located in Massachusetts, Ohio, North Carolina, Oregon, Washington, Indiana, New Jersey and Alabama.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	850,000
Voting Rights	One vote per share of common stock held.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	11.8%

Type of security	Series Seed One Preferred Stock
Amount outstanding	1,600,000
Voting Rights	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock (including Project 11) required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares or authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost) or declare or pay any dividend; or (iv) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	22.2%

Type of security	Series Seed Two Preferred Stock
Amount outstanding	1,290,773
Voting Rights	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares or authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost) or declare or pay any dividend; or (iv) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	17.9%

Type of security	Stock Options
Amount outstanding	3,471,510
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	48.1%

The Company has the following debt outstanding:

None.

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is held amongst 20 shareholders. Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
PRX, Inc.	22.7%

Following the Offering and given that Crowd Safes are not voting securities, the Purchasers will own 0.0% of the Company's outstanding voting equity securities regardless of whether the Minimum Amount or the Maximum Amount is raised.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed in 2015, started operations in 2016, and is pre-revenue. The Company does not expect to achieve profitability in the next 12 months and intends to focus on product development and marketing to drive adoption by publishers, listeners, and brands.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically our Paid Listens marketplace supporting podcasters, our recommendation and personalization technology, and our One Touch Podcasting integration into connected devices such as speakers and headphones.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the Company's business plans and financial information, potential Purchasers should consider whether achievement of the Company's business plans is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in executing the Company's business plans and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 8, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by Arbitrary, $1.00 per unit. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold) the total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 8,350,000 shares of Common Stock, $0.001 par value per

share ("Common Stock"), and (b) 3,332,394 shares of Preferred Stock, $0.001 par value per share ("Authorized Preferred Stock").

No release of capital until certain conditions are met

The funds from the Offering may not be distributed to the Company upon the closing of the Offering. In an effort to protect participants in this Offering, the Company has agreed to place the proceeds in escrow until the Company has raised gross proceeds of at least $500,000 financing from outside investors in other financings, this Offering, or combination of both fundraising paths.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion Generally

Upon each future equity financing of greater than $5,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing, except that 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes, or

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by ninety percent (90%).

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company has entered into an investors' rights agreement with the purchasers of its preferred shares.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- In the event the Company achieves gross revenues in excess of $5,000,000 per annum and the Company has not planned and does not anticipate a Liquidity Event in the next 12 calendar months, the Company, at its sole discretion, may announce and implement a repurchase of this Crowd Safe for a purchase price equal to *the greater of* (i) the Purchase Amount paid by the Purchaser, plus a premium of ten percent (10)% of that Purchase Amount and (ii) the fair market value of the Crowd Safe as determined by an independent third party.

- The "Discount" is twenty percent (20%) if the investor is a Podcaster (a podcast publisher whose podcast is available in the RadioPublic index prior to or during the crowdfunding campaign). A list of podcasters who qualify for this Discount will be maintained by the Company.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

- The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has never failed to comply with the requirements of Section 227.202.

- The total number of Units of SAFE is subject to increase to cover the Issuer's commission which is equal to 2% of the Securities issued in this Offering.

- Given that the Securities are not currently equity interests in the Company, the Purchasers will not obtain any ownership in the Company in connection with the closing of the Offering.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

The Company has and may continue to develop business partnerships with one or more of its investors who also have strategic business activities in the podcasting industry.

In addition, the Company's CEO Jake Shapiro also serves as an ex-officio director of PRX Inc., a Massachusetts 501(c)(3) non-profit corporation. PRX is the Company's largest shareholder.

OTHER INFORMATION

None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jake Shapiro

(Signature)

Jake Shapiro

(Name)

CEO and President and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kerri Hoffman

(Signature)

Kerri Hoffman

(Name)

Director

(Title)

June 4, 2018

(Date)

/s/Bob Mason

(Signature)

Bob Mason

(Name)

Director

(Title)

June 4, 2018

(Date)

/s/Jake Shapiro

(Signature)

Jake Shapiro

(Name)

President and CEO and Director

(Title)

June 4, 2018

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript
Exhibit D   Form of Crowd Safe

EXHIBIT A

Financial Statements

RADIOPUBLIC PBC

(a Delaware public benefit corporation)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 29, 2018

To: Board of Directors RadioPublic PBC
        Attn: Jake Shapiro

Re: 2017-2016 Financial Statement Review
        RadioPublic PBC

We have reviewed the accompanying financial statements of RadioPublic PBC (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

RADIOPUBLIC PBC

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 557,724	$ 800,767
Accounts receivable	4,491	0
Prepaid expenses	50,000	50,000
Total Current Assets	612,215	850,767
Property and equipment, net	11,968	9,728
Goodwill, net	217,600	244,800
TOTAL ASSETS	$ 841,783	$ 1,105,295
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 47,637	$ 34,459
Accrued payroll	40,301	4,883
Accrued expenses	6,306	5,840
Total Current Liabilities	94,244	45,182
TOTAL LIABILITIES	94,244	45,182
Stockholders' Equity:		
Common Stock, $0.001 par value, 8,100,000 shares authorized, 850,000 shares issued as of December 31, 2017 and 2016	850	850
Additional paid in capital	271,150	271,150
Preferred stock, $0.001 par value, 3,100,000 shares authorized, 2,604,928 and 1,600,000 shares issued as of December 31, 2017 and 2016, respectively	2,760,168	1,600,000
Additional paid in capital – Stock options	222,102	57,687
Retained earnings	(2,506,731)	(869,574)
Total Stockholders' Equity	747,539	1,060,113
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 841,783	$ 1,105,295

RADIOPUBLIC PBC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
General and administration	648,025	451,253
Technology	769,353	379,668
Sales and marketing	188,166	10,109
Goodwill amortization	27,200	27,200
Depreciation	4,413	1,344
Total Operating Expenses	1,637,157	869,574
Operating Income (Loss)	(1,637,157)	(869,574)
Provision for Income Taxes	0	0
Net Loss	$ (1,637,157)	$ (869,574)

RADIOPUBLIC PBC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Addition-al Paid in Capital	Preferred Stock	Additional Paid-in Capital – Stock Options	Accumu-lated Deficit	Total Stockholders' Equity
Balance as of January 1, 2016	100	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of Common Stock	849,900	850	271,150	0	0	0	272,000
Issuance of Preferred Stock	0	0	0	1,600,000	0	0	1,600,000
Share based compen-sation	0	0	0	0	57,687	0	57,687
Net Income (Loss)	0	0	0	0	0	(869,574)	(869,574)
Balance as of December 31, 2016	850,000	850	271,150	1,600,000	57,687	(869,574)	(1,060,113)
Issuance of Preferred Stock	0	0	0	1,160,168	164,415	0	164,415
Share based compens-ation	0	0	0	0	164,415	0	164,415
Net Income (Loss)	0	0	0	0	0	(1,637,157)	(1,637,157)
Balance as of December 31, 2017	850,000	$ 850	$271,150	$2,760,168	$222,102	$(2,506,731)	$747,539

RADIOPUBLIC PBC
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,637,157)	$ (869,574)
Add back:		
Depreciation	4,413	1,344
Goodwill amortization	27,200	27,200
Share based compensation	164,415	57,687
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts receivable	(4,491)	0
Increase (Decrease) in prepaid assets	0	(50,000)
(Decrease) Increase in accounts payable	13,178	34,459
(Decrease) Increase in accrued expenses	35,884	10,723
Net Cash Used In Operating Activities	(1,396,558)	(788,161)
Cash Flows From Investing Activities		
Purchase of property and equipment, net	(6,653)	(11,072)
Net Cash Used In Investing Activities	(6,653)	(11,072)
Cash Flows From Financing Activities		
Sale of preferred stock	1,160,168	1,600,000
Net Cash Provided By Financing Activities	1,160,168	1,600,000
Net Change In Cash and Cash Equivalents	(243,043)	800,767
Cash and Cash Equivalents at Beginning of Period	800,767	0
Cash and Cash Equivalents at End of Period	$ 557,724	$ 800,767
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

RADIOPUBLIC PBC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

RadioPublic PBC. (which may be referred to as the "Company," "we," "us," or "our") develops technology to help listeners discover, engage with, and reward creators of stories, podcasts and other audio.

Since inception, the Company has relied on raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on May 20, 2015 in the State of Delaware as a public benefit corporation. The Company is headquartered in Cambridge, Massachusetts. The Company did not begin operations until 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company was operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $557,724 and $800,767, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31,

2017 and 2016, the Company had $4,491 and $0 of outstanding accounts receivable, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Goodwill

Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets.

As of January 1, 2016, the Company adopted Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2014-02, Intangibles- Goodwill and Other: Accounting for Goodwill. This accounting alternative allows management to elect to amortize goodwill over a 10-year life. In accordance with the adoption of this accounting alternative for goodwill, the Company has also elected to test goodwill for impairment, upon the occurrence of one or more triggering events, at the company level. The Company has adopted this standard as management believes the amortization of goodwill more accurately reflects financial statement information significant to the users of the financial statements. The adoption of ASU 2014-02 did not have any effect on the financial statements of the Company.

Effective January 1, 2016, goodwill is amortized on the straight-line method over a period of 10 years. Goodwill will be tested for impairment upon the occurrence of an event that would indicate that the fair value of the Company is below its carrying value. As of December 31, 2017, the carrying value of the Company's goodwill was not considered impaired.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consists of the following:

	2017	2016
Equipment	$ 17,484	$ 11,072
	17,484	11,072
Less accumulated depreciation and amortization	5,516	1,344
	$ 11,968	$ 9,728

NOTE 4 –GOODWILL

In 2016, the Company acquired various assets from PRX, Inc. and advisory services from Project 11. The purchase price was 850,000 shares of common stock which were valued at a price of $0.32 per share (see Note 7). In connection with this acquisition, the Company recorded goodwill totaling $272,000.

Goodwill as of December 31, 2017 and 2016 is detailed in the following table:

	2017	2016
Cost	$ 272,000	$ 272,000
Accumulated Amortization	54,400	27,200
Net	$ 217,600	$ 244,800

Amortization expense for the years ended December 31, 2017 and 2016 was $27,200. Estimated future amortization expense related to goodwill is as follows:

	Amount
Years Ending December 31,	
2018	$ 27,200
2019	27,200
2020	27,200
2021	27,200
2022	27,200
Thereafter	81,600
	$ 217,600

NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the years ended December 31, 2017 and 2016, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2017.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company was initially formed from the assets acquired from PRX, Inc during 2016. Assets acquired included trademarks, domain names, social/web accounts, prototype and design work and business plans, investor decks and other supporting documentation. PRX, Inc. conducted a valuation of the assets and valued the acquisition at a price of $272,000. The Company issued 750,000 shares to Radio Public, Inc. (100 shares in 2015 and 749,900 shares during 2016) and 100,000 shares to an advisor group in connection with the transaction.

During 2016, the Company sold 1,600,000 shares of Series 1 preferred stock for $1,600,000. During 2017, the Company sold 1,004,928 shares of Series 2 preferred stock for $1,160,168.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2016 equity incentive plan ("2016 Plan") which permits the grant or option of shares to its employees for up to 4,250,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for stockholders owning more than ten percent of the Company and is based on management's determination of fair value. Stock awards generally vest over four years.

During 2016, the Company issued 2,882,000 stock options for shares of common stock with an exercise price of $0.32 per share and vest over four years and expire in ten years. During 2017, the Company issued 491,448 stock options for shares of common stock with a price of $0.32 to $0.39 per share. As of December 31, 2017, 1,227,872 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2017, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.32 - $0.39
Fair value share price	$ 0.32 - $0.32
Expected volatility	50.0-60%
Expected term	2.00 years
Expected dividend rate	0.00%
Risk-free rate	0.74-1.34%
Fair value per share option	$ 0.00

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 29, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page



Company Name	RadioPublic

Logo



Headline The first podcast marketplace, a platform for listening, engagement, and revenue

Cover photo





Hero Image


RADiO PUBLiC
THE MOTH

Tags

Digital Media, Tech, Podcast, B2B, Marketplaces, Apps

Pitch text

Deal Highlights

- The first podcast marketplace, a platform for listening, engagement, and revenue
- From 0 to **500K MAU** in first 12 months; listeners average **72 minutes per day**
- 500+ podcasters participating in **Paid Listens**, the first tier of our marketplace
- Led by media and tech veterans from **PRX** and the podcast network **Radiotopia**
- **Raised $3M+ from The New York Times, Project 11, WGBH, Bose Corporation**
- Verified podcasters who invest get a 20% discount in their CrowdSafe
- RadioPublic is a Public Benefit Corporation

Invest in RadioPublic

People love podcasts, and podcasts are booming


15B
EPISODES
Downloaded in the last year
$300M
REVENUE
2018 estimated podcast ad market
85%
PODCASTERS
Are not yet generating revenue

People who listen to podcasts really, really love podcasts. The US podcast audience has doubled in the last 4 years. There are **73 million people** in the United States listening monthly, and once they start, they listen a lot: **on RadioPublic**

people listen for 72 minutes each day. The podcast industry is booming, and RadioPublic is building the missing marketplace for creators, fans, and brands.

We help listeners find podcasts they'll love

Podcasts are not easy to skim or scan, so how does a listener know where to start, or what to listen to next? And once you find something, how do you support the show, or keep track of things you heard?



- RadioPublic is free, no account or social login is needed to start listening.
- Start listening on the web then "take it to go" on your iPhone or Android device.
- Our in-house **Podcast Librarians hand-pick great podcasts** and create playlists.
- We partner with curators and publishers to create collections across diverse topics.
- Use our "start here" episodes for the best first listen for a new show.
- Enable "Radio Mode" and let our **prioritization algorithms** suggest episodes.
- Select a station like "Daily news" or "Food & Drink" for a lean-back experience.
- Share an episode with a friend.



Minutes per weekly active listener

Happy listeners



"Love this app! I recently got into listening to podcasts with another app but it has a limited selection of podcasts. Luckily I found RadioPublic!"

"The RadioPublic apps for iPhone and Android were designed for people new to podcasts, but include powerful features that current listeners value."

"By far the best podcast app out there. This app is everything [other apps] aspire to be. Thank you for creating this!"

"Love it!!! Exactly what I was looking for... I love the radio feature that plays a podcast for you if your playlist is empty- it has introduced me to a bunch of great podcasts."



We unlock new revenue opportunities for podcasters

Podcasters have numerous pain points with current podcast listening platforms. There is no way to identify loyal listeners and engage with them directly, and distribution is fragmented across apps that lack actionable data. Revenue opportunities are limited for all but the most popular shows. Our marketplace will help podcasters:

- **Identify customer leads** via Affinity Messaging to target offers for merchandise, tickets, etc.
- **Earn money through Paid Listens** each time episodes are heard on RadioPublic.
- **Measure advertising spend** & effectiveness with Marketing Attribution.
- Sell enhanced audio & visual ads with **higher CPMs via a Supply-side platform**.
- Offer custom paid **subscription/membership** packages directly to listeners.

"RadioPublic enables the Times to drive users to a best-in-class listening experience. It allows us to identify our most engaged listeners and invite them into a deeper relationship with the Times."

— Erik Borenstein, The New York Times

"What I love about RadioPublic is that they understand, in their bones, that the best thing for listeners is the best thing for creators."

— Roman Mars, 99% Invisible

"What I like about Paid Listens is that it benefits RadioPublic and it benefits our show, but because RadioPublic is such a great platform this also benefits the listener."

— Micah Schweizer, HumaNature

"RadioPublic's development of Paid Listens is created with producers in mind. You all are going to revolutionize the industry."

— Tamar Avishai, The Lonely Palette

RadioPublic's go-to-market strategy is B2B2C

We provide podcasters and their web visitors a frictionless on-ramp between podcast discovery and listening via universal web links and embed players. **Publishers are incentivized to drive audiences to RadioPublic to gain greater listener insights, engagement, and revenue.** This approach drives RadioPublic's organic user acquisition and retention.


Publishers drive traffic to RadioPublic as preferred listening platform
Web
Enable discovery and create a frictionless on-ramp to listening
Universal Links and Embed Players
Apps
Deepen listener engagement, amplify publisher business models
Enhanced Ads
Lead Generation
Paid Listens
Affiliate Revenue
Platform
Unique, cross-platform audience data & tools for publishers and curators
Data and Insights
Organic / social sharing + curation tools
Audience data + publisher tools

We also leverage a market advantage through **strategic partnerships with top publishers**, including our founding partners and investors PRX, The New York Times, American Public Media, WGBH, and McClatchy and our strategic partnership with and investment from Bose Corporation gives us insight and access to consumer audio products.

Competition

Apple has the largest podcast listening platform, but has never made podcasting a top-level business priority and does not generate any revenue for podcasters or advertisers. Spotify, Audible, Google, and other major platforms that now offer podcasts are helping grow podcasting's visibility, but are similarly unable to sustain focus given other strategic priorities and competitive pressures that drive their bottom line.

Numerous independent and startup-up podcast apps vary widely in quality, focus on super-users, or are experimenting with user experiences that have not yet proven successful in driving significant adoption.

Our Investors

"We believe in disrupting industries with love, not contempt, and RadioPublic is a perfect example." - Hunter Walk, HomeBrew

RadioPublic's investors represent a synergistic network of institutional, strategic, mission, and angel investors.

Our founding partner is PRX, public radio's leading distribution platform. PRX is home to the Radiotopia podcast network, *The Moth Radio Hour*, and Dovetail — the dynamic ad-serving platform that powers *This American Life*, *Serial*,

and *S-Town*, among others.



Press

What's Next

Listener focused
- HearMarks™ - keep track of and share interesting moments while listening
- Improved algorithms and scaling editorial curation
- More third-party listening platform integrations
- Integrate with third-party ratings and reviews
- Financial backing for podcasters including Patreon, Drip, and direct support
- Ad-free option for participating podcasts

Creator focused
- Help creators better understand their audiences
- Build out the RadioPublic marketplace for podcasters
- Methods to send direct in-app calls-to-action to engaged listeners
- Expand marketing support with attribution-enabled social and email campaigns

Brand focused
- Enhance integrations with podcast publishing and ad-serving systems including PRX's Dovetail, Art19, and Megaphone/Panoply
- Expand Paid Listens platform ad inventory and display options, including "micro-series" concept for serialized interstitial ads
- Agency partnerships to utilize RadioPublic tools, data, and inventory

We are also integrating "one-touch podcasts" into partnerships with connected car/home companies (including our newest investor/partner Bose) with an API of podcast channels customized on a per-user basis and personalized over time by consumption patterns.



We love podcasts, public radio, and the Internet.

We believe there is unique power and connection in the spoken word, the human voice, and the conversations, stories, and information transmitted through the intimacy of sound. We believe podcasting—audio files delivered via the open protocol of RSS—will thrive as an open ecosystem for diverse and creative voices across entertainment, journalism, and communication of all kinds.

But we also believe podcasting must evolve to realize its full potential.

We want to fuse podcasting with the simplicity, serendipity, and community of radio. And we want to unlock the immense value of podcasting's latent link economy—the embedded web of information, relationships, references, and sharing that is currently trapped in audio files and limited data.

RadioPublic is dedicated to the transformation of radio into the open and networked world of podcasting and the Internet.

Members of Team RadioPublic



The RadioPublic team is led by media pioneer and founding **CEO Jake Shapiro**, along with veteran tech co-founders **Matt**

MacDonald (Chief Product Officer) and **Chris Rhoden (Chief Technology Officer)**.

An early innovator who has helped shape the podcast and public radio industries, Jake Shapiro co-founded and is the former CEO of PRX, the award-winning distributor of independent audio content, including ***This American Life***, ***The Moth Radio Hour***, and the **Radiotopia** podcast network. PRX is the recipient of several Peabody Awards, Webby Awards, and the prestigious MacArthur Foundation's Creative and Effective Institutions award. While at PRX, Shapiro also helped found Matter Ventures, the accelerator and investment fund for mission-driven startups. Jake is the former associate director and now a senior fellow at **the Berkman Klein Center for Internet and Society at Harvard University** (where podcasting was first invented in 2003), and a fellow at **Ashoka**, the global network of social entrepreneurs.

Working together for the last decade creating native audio apps for programs like ***This American Life, The Moth*, and *Radiolab***, as well as major market public radio stations like **WNYC**, **KQED**, **WGBH**, and **WBUR**, the RadioPublic founding team has unrivaled domain expertise, technology product experience, and insights and relationships across the creative, advertising, and fan communities of podcasting.



RadioPublic is a Public Benefit Corporation

Being mission-driven is core to our values, our brand, and our competitive advantage in an abundant media landscape where trust is a scarce commodity.

Our Mission

Our mission is to help listeners discover, engage with, and reward creators of podcasts.

We share public media's educational, artistic, and journalistic mission, and the democratic values of open access to information.

We are committed to operating a platform that fairly values creators' work, respects users' privacy and information rights, and benefits all participants.

Invest in RadioPublic

Team



Jake Shapiro — Co-Founder and CEO — Co-founder of 3 ventures @radiopublic @prx @mattervc and 3 kids! Fellow @ashoka, @BKCHarvard #zebrasunite

	Matt MacDonald	Co-Founder and Chief Product Officer	Co-founder @RadioPublic. Formerly head of product @prx. You should try pickleball and podcasts, together.
	Chris Quamme Rhoden	Co-Founder and Chief Technology Officer	Co-founder @RadioPublic PBC after a long time @PRX
	Kyle Mitchell	Lead Product Designer	
	Jason Whitford	Senior iOS Developer	
	Shaun Nurrenbern	Senior iOS Developer	
	Matt Rubright	Senior Android Developer	
	Sam Halperin	Android Developer	
	C'Aira Shields	Junior Android Developer	
	Nathan Hill	Senior Full-Stack Web Developer	
	Ma'ayan Plaut	Content Strategist and Podcast Librarian	
	Joshua Rae	Podcaster Relations Associate	
	Kerri Hoffman	CEO, PRX	Board member, RadioPublic
	Bob Mason	Managing Director, Project 11	Board member, RadioPublic

	Erik Borenstein	Director, Strategy & Development at The New York Times	Board observer, RadioPublic
	Ben Godley	Chief Operating Officer, WGBH & President, WGBH Business Services	Board observer, RadioPublic
	William Rice	Venture Investor - Bose Ventures, Corporate Development Manager	Board observer, RadioPublic
	Phoebe Judge	Host and co-creator of the podcasts Criminal and This is Love	Advisor, RadioPublic
	Lauren Spohrer	Co-creator of the podcasts Criminal and This is Love	Advisor, RadioPublic
	Hrishikesh Hirway	Host and creator of the podcasts Song Exploder and The West Wing Weekly	Advisor, RadioPublic
	Tamsin Elias	Accountant	
	Roman Mars	Co-founder of the Radiotopia podcast network, Creator and Host of the podcasts 99% Invisible and What Trump Can Teach Us About Con Law	Advisor, RadioPublic
	Jim Lucchese	Former CEO of The Echo Nest and Global Head of Creator at Spotify	Advisor, RadioPublic
	Ian Fox	Podcaster Relations Intern	

Perks

$50   A hearty thank you and our appreciation, plus nominate your favorite 'hidden gem' podcast (it can even be your own!) and we'll give them a shoutout in our newsletter

$100   Your name on our "investors" page of our website (with your consent), a special "Investor" podcast badge for podcasters who verify their feed on RadioPublic, and nominate your favorite 'hidden gem' podcast for us to feature.

$250   Join our beta tester list, receive a cool RadioPublic sticker, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.

$500	15 minute feedback session with our product team (bring your podcast app wishlist), a super soft RadioPublic t-shirt, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$1,000	1:1 consultation and recommendations with our Podcast Librarian, nominate a podcaster for an industry expert consultation, a RadioPublic hoodie, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$2,500	Create a custom audio ad spot for RadioPublic listeners, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$5,000	Interview with a RadioPublic co-founder at the PRX Podcast Garage on a topic of your choice (available for both remote or local), nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$10,000	"Jam with Jake" (a 15 minute guitar lesson with CEO Jake Shapiro), choose a podcast for a custom podcast collection, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$25,000	We will fly you to Boston to meet with RadioPublic's founding team and special guests over dinner, nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.
$50,000	Join a discussion about podcasting at the literal birthplace of podcasts (the table at which Dave Winer & Chris Lydon invented the first podcast), nominate your favorite 'hidden gem' podcast for us to feature, and your choice of any previous perks.

FAQ

In one sentence, what is RadioPublic?	RadioPublic makes it simple for people to hear and support their favorite podcasts in our apps for Android, iPhone, and web.
How does RadioPublic compete with other podcast listening apps?	You could choose to listen to podcasts anywhere, but when you listen on RadioPublic you can help podcasters make money and in turn, help them keep making their show. RadioPublic does everything else popular podcast apps do, but we're also focused on helping podcasters make money.
I have a podcast. Can I get it on RadioPublic?	Absolutely! Any podcast delivering their audio files via an RSS feed can be a part of RadioPublic. Copy and paste your RSS feed here at search.radiopublic.com to get your universal link, and if your show is not yet available in our directory, let us know.

What is Paid Listens?	Paid Listens is the first stage in developing the podcast marketplace. Podcasters make ad-free episodes available to listeners on RadioPublic and we place on-platform enhanced audio ads for those shows. We pay participating podcasters for every episode heard in the RadioPublic app (currently at a rate of $20 per 1000 listens) and reward podcasts with $1 for each loyal listener.
What's the podcast marketplace you're talking about?	The podcast marketplace is where listeners, podcasters, and advertisers connect with each other according to their preferences. While ad revenue is podcasting's fastest-growing source of revenue, it's not the only one. Ultimately our goal is to amplify the variety of creator business models, which include crowdfunding, membership, live events, e-commerce, and more.
On what platforms is RadioPublic available?	RadioPublic is available on the web, iOS, and Android.
How does RadioPublic make money?	RadioPublic is purposefully pre-revenue during our seed stage as we test and build the marketplace. We will generate revenue from two primary activities: our supply-side ad network (audio and interactive/visual inventory) and enabling—for a percentage—in-app subscription/membership packages on behalf of publishers. At scale, we also enable and monetize affiliate commerce.
I'm a podcaster interested in investing, how do I verify and get the 20% CrowdSafe terms?	After you invest and receive your confirmation email, forward it to help@radiopublic.com and include a link to your podcast on RadioPublic.

EXHIBIT C

Video Transcript

RadioPublic is a podcast platform with the mission discover engage with and reward the creators of podcasts.

Radio has shifted from broadcast to on demand just like video and music before it, billions of connected cars, homes, speakers and headphones are the new transistors and receivers across the planet.

Over 48M Americans are now listening to podcasts every week, including shows like serial, ReplyAll, 99% Invisible and thousands of independent shows as well.

The audience for podcasts has doubled in the last 4 years, there are now over 500 thousand shows, and 30 million episodes.

But with all this excitement and growth, comes confusion. For the new listener it can be hard to know where to start. How do I find a podcast I'll like, now that I found one, how do I start listening. And why is it so hard to share a good one with a friend.

For the podcaster it's no different, how can I find new listeners, connect with the ones I have, and start making money from all my hard work.

Welcome to RadioPublic.

We make podcasting simple, serendipitous and communal. Our founding partner is PRX, home to shows like The Moth, This American Life and the Radiotopia Podcast network.

And we're backed by investors including The New York Times, WGBH, Bose and Project 11.

RadioPublic is a free app for the web, iOS and Android. No account necessary to get started.

If you already listen to podcasts, you can easily import your subscriptions to start listening. You can create your own listening queue, or with Radio Mode we can play suggested episodes for you.

Sharing your favorite episode is simple, our links and web players mean any listener anywhere in the world can open an episode, listen and share without going through hoops.

We built tools for podcasters to find, and engage their most loyal listeners, and with our Paid Listens program podcasters can earn money every time their episodes are heard in the RadioPublic app.

So, instead of overwhelming choice we offer human curation, recommendations and personalization. And instead of banking on having a hit show to make your podcast sustainable, we pay podcasters for every listen in our app.

RadioPublic is building a healthy podcast ecosystem from the ground up and it's working. We have featured thousands of shows, nearly a quarter of which are independently produced. And listeners are spending nearly an hour a day in our apps which is an extraordinary amount of engagement.

And hundreds of podcasters are earning their first payments ever in our Paid Listens program.

RadioPublic is a Public Benefit Corporation, we are mission driven and laser focused on changing the way you listen and engage with the world around us. Thank you for listening.

EXHIBIT D

Form of Crowd Safe

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

RADIOPUBLIC PBC
(a Delaware public benefit corporation)

Series S-1

CROWD SAFE
(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about ___________ ___, 2018, RadioPublic PBC, a Delaware public benefit corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below in this Crowd Safe, referred to herein as the "**instrument**" or "**Crowd Safe**".

The "**Discount**" is ten percent (10%); <u>provided</u> <u>that</u> if the Investor is a podcast publisher whose podcast is available in the Company's index prior to, or at any time during the crowdfunding campaign,, as determined by the Company in its sole discretion based on its written records, the Discount shall be twenty percent (20%).

The "**Valuation Cap**" is ten million dollars ($10,000,000).

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock based on the security sold in the First Equity

Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing the Purchase Amount by the Conversion Price (the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock based on the security sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors and the holders of the Company's Preferred Stock, in proportion to their Purchase Amounts and the liquidation preferences payable to the applicable series of Preferred Stock, respectively.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Right of Repurchase.** In the event the Company achieves gross revenues in excess of $5,000,000 per annum and the Company has not planned and does not anticipate a Liquidity Event in the next 12 calendar months, the Company, at its sole discretion, may announce and implement a repurchase of this Crowd Safe for a purchase price equal to *the greater of* (i) the Purchase Amount paid by the Purchaser, plus a premium of ten percent (10)% of that Purchase Amount and (ii) the fair market value of the Crowd Safe as determined by an independent third party. Upon the repurchase of this Crowd Safe, the Company will deliver a letter representing that the Company has not planned and does not anticipate a Liquidity Event in the next 12 calendar months. Upon the 12-month anniversary of the repurchase, the Company will deliver either (a) a letter confirming no Liquidity Event took place or (b) a letter disclosing that a Liquidity Event did take place, the valuation placed on the Company at the time of said Liquidity Event – if said valuation is higher than that which was determined by the independent third party at the time of repurchase, and the Company repurchased based on the valuation determined by the independent third party (rather than based on the Purchase Amount, pursuant to the foregoing clause (i)), the Company must provide compensation to make the investor whole, as if they had participated in the Liquidity Event under the terms of Section 1(b) above (but, for the avoidance of doubt, reduced by .

(d) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a), 1(b) or 1(c), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b), 1(c) or 1(d) or (iii) the occurrence of an Escrow Refund Event pursuant to Section 1(f).

(f) **Escrow**. The Company will establish an Escrow Account upon the successful issuance of this instrument with the Portal. The Portal shall retain the Escrow Amount in the Escrow Account. The Company will grant Portal all rights and privileges necessary to manage the Escrow Account. The Portal will not spend, transfer, or use the Escrow Amount in the Escrow Account for any purpose until the occurrence of either of the following: (i) an Escrow Release Event or (ii) an Escrow Refund Event. Thereafter, the Portal shall, as soon as practicable, dissolve the Escrow Account and release the Escrow Amount to the party entitled to said funds, according to this Section 1(f). If there is an Escrow Release Event, all funds in the Escrow Account shall be released to the Company or (ii) if there is an Escrow Refund Event, the Investor, pari passu with all other investors (based on said Investor's Purchase Amount), will receive the Investor's pro-rata share of the Escrow Amount and this instrument will be considered terminated pursuant to Section 1(e).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock, and by accepting this instrument, the Investor agrees to so vote; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of

1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this instrument, (e) and must be opened and maintained in connection with this instrument.

"**Escrow Amount**" means the Net Purchase Amount.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Crowd Safes, Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Crowd Safes or other Safes issued.

"**Escrow Release Event**" means the first date on which the Company has closed equity financing transactions from and after May 15, 2018 raising aggregate gross proceeds to the Company of $500,000 or more, including all sales of Crowd Safes sold in the offering in which this Crowd Safe is issued.

"**Escrow Refund Event**" means (i) the Company's failure to raise aggregate gross proceeds of $500,000 or more from a Title III campaign and or other funding sources, including all sales of Crowd Safes sold in the campaign in which this Crowd Safe is issued, on or before December 31, 2018, or (ii) the Company's written election, made in its sole discretion and delivered to the Portal, to refund the Escrow Amount.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm-commitment, underwritten, initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Net Purchase Amount**" means the difference between the Series Purchase Amount and Qualifying Portal Expenses.

"**Portal**" means OpenDeal Inc., a Delaware corporation and a SEC-registered entity, operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Inc., the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Investors (each a participant in the Series S-1 Crowd Safe offering) "**Successor Portal**".

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Series S-1 Crowd Safes through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the

Portal (and excluding costs incurred by the Company associated with the Series Purchase Amount that are not paid to Portal such as legal costs).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

"**Series Purchase Amount**" means the means the sum of all Purchase Amounts under all outstanding Series S-1 Crowd Safes.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series once authorized, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the holders of a majority of all Crowd Safes issued by the Company (based on the valued paid by all holders of Crowd Safes issued by the Company).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Boston, Massachusetts. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

RADIOPUBLIC PBC, *a Delaware public benefit corporation*

By: _____

Name: Jake Shapiro

Title: CEO

Address: 114 Western Ave, Allston, MA 02134

Email: jake.shapiro@radiopublic.com

INVESTOR:

By: _____

Name: _____